February 2, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Notice of disclosure filed in Exchange Act Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Amazon.com, Inc. has made disclosure pursuant to those provisions in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on February 2, 2021. This disclosure relates solely to matters previously disclosed in the issuer’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020.

Respectfully submitted,

Amazon.com, Inc.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President